EXHIBIT 4(jj)

Private & Confidential

18 August 2005

Mr Alexander Anthony Arena
Present

Pursuant to our letter of 4 October 2002 in which the notice of termination of your employment was increased to 12 months' notice in writing or payment in lieu by either party. We note that the terms of your employment do not include a "garden leave" provision and that the Confidentiality/Intellectual Property Undertaking signed by you requires updating. We therefore propose to make certain amendments to the terms of your employment, as set out below, and that you execute a new Confidentiality/Intellectual Property Undertaking.

In consideration of your agreement to the above proposal, your annual package (comprising basic salary, housing benefits and guaranteed bonus), for each of the years 2005 and 2006, will be equal to HK$11,480,004 ("Guaranteed Package") being 70% of the total annual package that was paid to you in respect of 2004, which included basic salary, housing benefits, guaranteed bonus and discretionary performance bonus. This Guaranteed Package is divided into basic salary, housing benefits and guaranteed bonus as set out in the attached schedule but does not include any discretionary performance bonus. A discretionary performance bonus additional to the Guaranteed Package will be payable at the Company's absolute discretion. Your future remuneration package from 1 January 2007 onwards will be subject to review and mutual agreement.

Proposed Garden Leave Provision

We propose to add the following "garden leave" provision to the terms of your employment:

In the event that notice to terminate your employment has been given by the Company, the Company shall be entitled at any time and from time to time during your notice period by oral or written notice to you to require you to observe all or some of the following during all or any part of your notice period:

(a)     cease to render all or some of your duties hereunder;
(b)     remain away from any premises of the Company or any Group companies or any premises named by the
          Company or any Group companies;
(c)     resign with immediate effect from any offices you hold within the Company or any Group companies;
(d)     not become employed by or provide services directly or indirectly to any person, firm, company or organization; and/or
(e)     take any accrued but untaken annual leave.

.../2

PCCW Limited       www.pccw.com
PO Box 9896 GPO Hong Kong     Tel  +852 2888 2888     Fax  +852 2877 8877

For the avoidance of doubt, during any such period, the Company will not have any obligation to provide you with work, but salary and contractual benefits will continue to be provided until the end of employment and you will remain bound by all of the express and implied obligations arising out of your employment with the Company including the obligation of good faith. You agree that you will comply with all or any requests made by the Company pursuant to this clause from time to time and perform such duties at such places and times as the Company may reasonably request or direct from time to time provided such duties are within the scope of your obligations under this contract. You agree that failure to comply with any notice given pursuant to this clause is a material breach of your obligations hereunder and is not remediable by damages.

New Confidentiality/Intellectual Property Undertaking

In connection with this agreement, you are required to sign a new Confidentiality / Intellectual Property Undertaking, a copy of which is attached and forms part of this letter.

All other terms and conditions of your employment contained in your employment contract and subsequent amendment letters shall remain in full force and effect.

Please signify your acceptance to the above by signing and returning the duplicate of this letter and the new Confidentiality/Intellectual Property Undertaking.

Yours sincerely

I confirm acceptance to the above terms and conditions.

Signed:
Alexander Anthony Arena
Date:

SCHEDULE

The Guaranteed Package for 2005 and 2006 shall comprise:

Basic Salary	:	HK$450,900 per month (HK$5,410,800 per annum)

Housing Benefits	:	HK$193,267 per month (HK$2,319,204 per annum)

Guaranteed Bonus	:	HK$3,750,000 per annum (to be paid on a 12-month basis at HK$312,500 per month)

Total Guaranteed Package	:	HK$11,480,004 per annum

THIS AGREEMENT is dated 14 December 1998 and is made BETWEEN:-

(1)             PACIFIC CONVERGENCE CORPORATION, LTD of 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong ("tthe Company")

(2)            ALEXANDER ANTHONY ARENA of 12C, 23 Borrett Road, Mid-Levels, Hong Kong ("the Appointee"),

NOW IT IS HEREBY AGREED as follows:-

1.             APPOINTMENT AND TERM

1.01          The Company hereby appoints the Appointee and the Appointee hereby agrees to act as the Chief Executive Officer of the Company.

1.02         The said appointment shall commence on 18 August 1998 (or such other date as the parties hereto shall otherwise agree in writing) and shall continue until terminated by either party giving to the other not less than three months' notice in writing.

2.              SCOPE OF THE APPOINTMENT

2.01         The Appointee shall devote substantially the whole of his time and his attention and skill to the duties of his office (as the same is described in Clause 1.01) and shall faithfully and diligently perform such duties and exercise such powers consistent with the office to which he is appointed as may from time to time be assigned to or vested in him and shall obey the reasonable and lawful directions of the Board of Directors of the Company ("the Board").

2.02          For the purposes hereof the Appointee shall if and so long as he is so required by the Company:-

(a)            carry out the duties of his office (as the same is described in Clause 1.01) on behalf of any subsidiary for the time being of the Company;

(b)            act as director, office or employee of any such subsidiary; and

(c)             carry out such duties attendant on any such appointment as if they were duties to be performed by him on behalf of the Company hereunder.

The expression "subsidiary" shall have the meaning assigned thereto by section 2 of the Company Ordinance (or any statutory re-enactment thereof) and the Company and any subsidiaries of the Company for the time being are hereinafter collectively called "the Group".

2.03         The Appointee shall at all times keep the Board of the Company promptly and fully informed (in writing if so requested) of his conduct of the business or affairs of the Company or the Group and provide such explanations as the Board of the Company may require in connection therewith.

3.              RESTRICTIONS ON OTHER ACTIVITIES BY THE APPOINTEE

3.01        The Appointee shall not (except with the prior sanction of a resolution of the Board) be directly or indirectly engage or concerned or interested in any other business Provided that this shall not prohibit the Appointee's current interest in a working farm, the holding of residential apartments for investment purposes or the holding (directly or through nominees) of investments listed on any Stock Exchange as long as not more than 5 per cent of the issued shares or stock of any class of any one company shall be so held without the prior sanction of a resolution of the Board.

3.02          The Appointee shall not either during or after the termination of the said appointment without limit in point of time:-

(a)            divulge or communicate to any person or persons except to those of the officials of the Group whose province it is to know the same; or

(b)            use for his own purposes or for any purposes other than those of the Group; or

(c)            through any failure to exercise all due care and diligence cause any unauthorized disclosure of any secret confidential or private information:-

(i)              relating to the private affairs of the Group or its customers, suppliers, management or shareholders; or

(ii)             in respect of which any company in the Group is bound by an obligation of confidence to any third party;

but so that these restrictions shall cease to apply to any information or knowledge which may (otherwise than through the default of the Appointee) become available to the public generally without requiring a significant expenditure of labor, skill or money.

3.03         All notes, memoranda, records and writings made by the Appointee relative to the business of the Group shall be and remain the property of the Group and shall be handed over by him to the Company (or to such other company in the Group as the case may require) as the Company shall from time to time so demand and in any event upon his leaving the service of the Company.

3.04          The Appointee shall comply with every rule of law and every regulations of the Company for the time being in force in relation to dealings in shares or other securities of the Company or any other member of the Group.

4.               REMUNERATION

4.01          The Appointee shall receive during the continuance of his appointment a salary at the rate of HK$2,850,000 per annum such salary to accrue on a day to day basis and to include any sum receivable as Director's fees or other remuneration from any company in the Group and to be payable by equal monthly payments in arrears.

4.02         Payment of such salary to the Appointee shall be made either by the Company or by another company in the Group and if by more than one company in such proportion as the Board may from time to time think fit.

4.03          In addition there shall be refunded to the Appointee such sums as shall cover all reasonable out-of-pocket expenses incurred by him on the Group's business (including expenses of entertainment subsistence and travelling) which said expenses shall be evidenced in such manner as the Company may require.

4.04          The Appointee shall receive a housing allowance of HK$60,000 per month inclusive of management fees and rates.

4.05        The Appointee and his wife and children under 19 or if in full time education up to 23 years of age shall be entitled to participate in such medical insurance plan as the Company shall operate for the benefit of its staff from time to time.

4.06         The Company will provide the Appointee with a motor car of a size and type commensurate (in the option of the Company) with his position and remuneration for the time being which he will be permitted to use for reasonable private journeys.

4.07         The Appointee shall be entitled to participate (upon terms to be determined by the Company) in such stock option scheme as the Company shall from time to time operate.

5.             WORKING HOURS. HOLIDAYS. AND PAYMENT DURING ABSENCE ON MEDICAL GROUNDS

5.01         The Appointee shall conform to such hours of work as may from time to time reasonably be required of him and shall not be entitled to receive any additional remuneration for work outside his normal hours.

5.02        The Appointee shall (in addition to normal public holidays) be entitled to 24 working days' paid holiday in each year during the continuance of his appointment hereunder to be taken at such time or times as the Board may approve. A working day includes Saturdays but excludes Sundays and Public Holidays. The Appointee may not without the consent of the Board carry forward any unused part of his holiday entitlement to a subsequent holiday year. No payment will be made in lieu of holidays accrued due but not taken.

5.03        The Company shall continue to pay the Appointee's salary during any period of absence on medical grounds up to a maximum of 12 weeks in any period of 12 months Provided that the Appointee shall if required supply the Company with medical certificates covering the periods of absence.

5.04        If the Appointee's absence shall be or appear to be occasioned by actionable negligence of a third party in respect of which damages are or may be recoverable then all sums paid by the Company shall constitute loans to the Appointee who shall forthwith notify the Company of the relevant circumstances and of any claim compromise settlement or judgement made or awarded in connection therewith and shall give to the Company all such particulars of such matters as the Company may reasonably required and shall if the Company shall so require refund to the Company such sum (not exceeding the aggregate of: (a) the amount of damages recovered by him under such compromise settlement or judgement and (b) the sums advanced to him in respect of the period of the incapacity) as the Company may determine.

6.             TERMINATION

6.01         The appointment of the Appointee hereunder shall be subject to termination by the Company:-

(a)           by not less than three months' notice in writing given at any time while the Appointee shall have been incapacitated by reason of ill health or accident from performing his duties hereunder for a period of or periods aggregating 180 days in the preceding 12 months Provided that if at any time during the currency of a notice given pursuant to this sub-paragraph the Appointee shall provide a medical certificate satisfactory to the Board to the effect that he has fully recovered his physical and /or mental health and that no recurrence of illness or incapacity can reasonably be anticipated the Company shall withdraw such notice;

(b)           by summary notice in writing if the Appointee shall have committed any serious breach or repeated or continued (after warning) any material breach of his obligations hereunder or shall have been guilty of conduct tending to bring himself or any company in the Group into disrepute or shall have committed an act of bankruptcy or compounded with his creditors generally.

6.02         If the Company becomes entitled to terminate the appointment of the Appointee hereunder pursuant to Clause 6.01(b) it shall be entitled (but without prejudice to its right subsequently to terminate such appointment on the same or any other ground) to suspend the Appointee either on full or part pay or without payment of salary for so long as it may think fit.

6.03          On the termination of his appointment hereunder howsoever arising the Appointee shall:-

(a)           at any time or from time to time thereafter at the request of the Company resign from all offices held by him in the Company and in any company in the

                Group including any directorships and shall transfer without payment to the Company or as the Company may direct any qualifying shares provided by it and should he fail to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign and do any documents or things necessary or requisite to give effect thereto; and

(b)           forthwith deliver to the Company all books, documents, papers materials, credit cards, motor cars and other property of or relating to the business of the Group which may then be in his possession or under his power or control.

6.04         Termination of the Appointee's appointment hereunder shall be without prejudice to any rights which have accrued at the time of termination or to Clauses 3.02 and 7 (all of which shall remain in full force and effect).

7.              NON-SOLICITATION AND RESTRICTIVE COVENANTS

7.01          The Appointee agrees that during the currency of his employment by the Company and for a period of 12 calendar months thereafter he will not without the prior written consent of the Company (such consent not be unreasonably withheld) whether by himself, his employees or agents or otherwise howsoever and whether on his own behalf or for any other person, firm, company, or organization directly or indirectly:-

(a)           in Hong Kong and any country in which the Group is operating or negotiating to operate at the date of the termination of the Appointee's employment by the Company engage in the business carried on by the Company at such date ("Restricted Business"),

(b)          be employed or engaged in any company firm or business which as regards any goods or service is a supplier to or a customer of the Company or any other company in the Group;

(c)          solicit or entice or endeavour to solicit or entice away from the Company or any other company in the Group any Director, manager or employee of the Company or such other company whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the relative company in the Group;

(d)           employ or engage in any business in competition with the Company or any other company in the Group any person who has during the currency of the Appointee's employment hereunder been employed or engaged by the Company or any other company in the Group and who by reason of such employment or engagement is or is reasonably likely to be in possession of any confidential information or trade secrets relating to the business of the Company or any other company in the Group or the business of the customers of the Company or any other company in the Group;

(e)            in competition with the Company or any other company in the Group solicit business from any person, firm, company or organization which at any time during the currency of his employment hereunder has deal with the Company or any other company in the Group or which on the termination of his employment is in the process of negotiating with the Company or any such company in relation to any part of the Restricted Business and with whom or which, during such period, the Appointee has had personal dealings in the course of his employment.

7.02         While the restrictions contained in this Clause are considered by the parties to be reasonable in all the circumstances it is recognized that restrictions of the nature in question may fail for technical reasons unforeseen and accordingly it is hereby agreed and declared that if any such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company but would be valid if part of the wording thereof were deleted or the periods (if any) thereof were reduced or the range of products or area dealt with thereby were reduced in scope the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

7.03         Since the Appointee also may obtain in the course of his employment by reason of services rendered for or offices held in any other company knowledge of the trade secrets or other confidential information of such company the Appointee hereby agrees that he will at the request and cost of the Company enter into a direct agreement or undertaking with such company whereby he will accept restrictions corresponding to the restrictions herein contained (or such of them as may be appropriate in the circumstances) in relation to such products and services and such area and for such period as such company may reasonably require for the protection of its legitimate interest.

8.              INTELLECTUAL PROPERTY

8.01         Any invention or improvement or design made or process or information discovered or copyright work or trade mark or trade name or get-up created by the Appointee during the continuance of his appointment hereunder (whether capable of being patented or registered or not and whether or not made or discovered in the course of his employment hereunder) in conjunction with or in any way affecting or relating to the business of any company in the Group or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of such company in the Group as the Company may direct.

8.02        The Appointee if and whenever required to do by the Company shall at the expense of a company in the Group apply or join with such company in applying for letters patent or other protection or registration for any such invention improvement design process information work trade mark trade name or get-up as aforesaid which belongs to such company and shall at the expense of such company execute and do all instruments and things necessary for vesting the said letters patent or other protection or registration when obtained and all right title and interest to and in the same in such company absolutely and as sole beneficial owner or in such other person as the Company may specify.

8.03         The Appointee hereby irrevocably appoints the Company to be his Attorney in his name and on his behalf to execute and do any such instrument or thing and generally to use his name for the purpose of giving to the Company the full benefit of his Clause and in favour of any third party a certificate in writing signed by any Director or by the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

9.              INTERPRETATION

9.01          The Headings to the Clauses are for convenience only and have no legal effect.

10.           NOTICES

10.01       Any notice required to be given hereunder shall, in the case of notice to the Company be deemed duly served if left at or sent by registered post to the principal place of business in Hong Kong for the time being of the Company, and in the case of notice to the Appointee, if handed to him personally or left at or sent by registered post to his last known address in Hong Kong. Any such notice shall be deemed to be served at the time when the same is handed to or left at the address of the party to be served and if served by post 48 hours after posting.

11.            CHOICE OF LAW

11.01       This agreement shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People's Republic of China and the parties hereto submit to the non-exclusive jurisdiction of the Courts of the Hong Kong Special Administrative Region of the People's Republic of China in the determination of any dispute arising hereunder.

IN WITNESS whereof this Agreement has been executed the day and year first above written.

SIGNED BY GEORGE CHAN for and on behalf of PACIFIC CONVERGENCE CORPORATION, LTD in the presence of:	) ) ) ) ) )

SIGNED BY ALEXANDER ANTHONY ARENA in the presence of:	) )